UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Newspaper publication of Public advertisement in relation to completion of buyback of equity shares
Report on equity shares bought back and extinguished until September 8, 2021
INDEX TO EXHIBITS
EXHIBIT 99.1 EXHIBIT 99.2

Report on newspaper publication of Public advertisement in relation to completion of buyback of equity shares and report on equity shares bought back and extinguished until September 8, 2021 and

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), previously announced a buyback of equity shares (the “Buyback”) from the open market on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”). Infosys hereby furnishes with the United States Securities and Exchange Commission on Form 6-K a report on Newspaper publication of Public advertisement in relation to completion of buyback of equity shares and report on the buyback of equity shares pursuant to the Buyback and extinguishment thereof from June 25, 2021 to September 8, 2021. This intimation is in continuation to our earlier submissions dated August 2, 2021 & September 2, 2021 which are available on SEC website under following link - https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001067491&owner=include&count=40&hidefilings=0.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: September 14, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer